CONSENT OF QUALIFIED PERSON

TO: The Securities regulatory authorities of each of the provinces and territories of Canada

DATED at Vancouver, British Columbia, this 11th day of January 2005.

PROFESSIONAL M.J. PEARSON 26035 BRITISH COLUMBIA ENGINEER

Mark Pearson, P.Eng.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

CONSENT OF QUALIFIED PERSON

TO: The Securities regulatory authorities of each of the provinces and territories of Canada

Dated at Phoenix, Arizona, this 11th day of January 2005.

Signature on File

____

W.B. (Rusty) Craft

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com

Ronald G. Simpson, P.Geo.
GeoSim Services Inc.
1975 Stephens Street
Vancouver, B.C. Canada, V6K 4M7
Telephone: 604 733-7970
Email: rgs@uniserve.com

CONSENT OF AUTHOR

TO: All applicable securities regulatory authorities and stock exchanges in Canada

I, Ronald G. Simpson, do hereby consent to the filing of the written disclosure of the technical report entitled “Preliminary Assessment and Economic Evaluation of the Quebrada del Diablo deposit, Gualcamayo Project” and dated January 11, 2005 (the "Technical Report") and any extracts from or summary of the Technical Report in the press release issued and filed by Viceroy Exploration Ltd. on the 12th of January, 2005 (the "Press Release") and to the filing of the Technical Report with all applicable securities regulatory authorities and stock exchanges in Canada.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Press Release contains any misrepresentation of the information contained in the Technical Report.

Dated this 11th day of January, 2005.

_________________________________
Ronald G. Simpson, P.Geo.